Exhibit 99.1

Thomson Reuters Announces Management Changes

NEW YORK, September 28, 2011 – Thomson Reuters (TSX/NYSE: TRI), the world's leading source of intelligent information for businesses and professionals, announced today that James C. Smith, currently chief executive officer of the Professional division, has been named chief operating officer of Thomson Reuters, effective today.

In connection with the creation of this new role, the company will disband its current divisional structure (Markets and Professional divisions) and transition to a set of focused business units. For the balance of the year, the company will maintain its current financial reporting structure.

“The changes we are announcing today will streamline our organization and enable us to work better across business units to achieve growth and capture operating efficiencies from scale,” said Thomas H. Glocer, chief executive officer of Thomson Reuters. “The professional markets in which we operate are marked by increasing collaboration among specialists and Thomson Reuters must operate with the speed and agility needed to serve these demanding professionals.”

“I am very pleased that Jim Smith has agreed to step into this new role. I have worked closely with him as he has driven growth across the businesses of our current Professional division. I look forward to working with Jim and the senior management team in this new, flatter operating model,” said Mr. Glocer.

Separately, Robert D. Daleo, chief financial officer, has informed the Board of his intention to retire in July 2012 when he turns 63 years old. Mr. Daleo has served as CFO since 1998. The company announced that Stephane Bello, currently chief financial officer of the Professional division, will succeed him as chief financial officer of Thomson Reuters, effective January 1, 2012, and Mr. Daleo will then serve as vice chairman of the company until his retirement.

“Bob Daleo has guided the financial operations of the company for more than a decade through three chief executives. Retirement has been anticipated for some time and we shall miss the presence of a trusted and valued colleague,” said David Thomson, chairman of Thomson Reuters. “Bob's contributions to the businesses have been immense. Our evolution into a global electronic information company owes a great debt to him. Bob's advice and leadership will be sorely missed, but those qualities remain in place over the months ahead to all our benefit.”

“Stephane Bello is the perfect choice to succeed Bob because of his strategic and analytical strengths, proven leadership abilities and deep knowledge of the company and our markets,” said Mr. Glocer. “He will work closely with Bob, Jim and me over the next several months to ensure a smooth transition and uphold the high standards of integrity and financial reporting set by Bob Daleo.”

Thomson Reuters
Thomson Reuters is the world's leading source of intelligent information for businesses and professionals.  We combine industry expertise with innovative technology to deliver critical information to leading decision

Thomson Reuters Announces Management Changes

September 28, 2011

makers in the financial, legal, tax and accounting, healthcare and science and media markets, powered by the world's most trusted news organization. With headquarters in New York and major operations in London and Eagan, Minnesota, Thomson Reuters employs more than 55,000 people and operates in over 100 countries. Thomson Reuters shares are listed on the Toronto and New York Stock Exchanges (symbol: TRI).  For more information, go to http://thomsonreuters.com.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
Certain statements in this news release, including, but not limited to, Mr. Glocer’s comments, are forward-looking. These forward-looking statements are based on certain assumptions and reflect our company’s current expectations. As a result, forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. Except as may be required by applicable law, Thomson Reuters disclaims any obligation to update or revise any forward-looking statements.

CONTACT
MEDIA Calvin Mitchell Senior Vice President, Corporate Affairs +1 646 223 5285 calvin.mitchell@thomsonreuters.com	INVESTORS Frank J. Golden Senior Vice President, Investor Relations +1 646 223 5288 frank.golden@thomsonreuters.com